SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 24, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SUPPLY CLOSE TO EUR 35 MILLION PAPER MACHINE TO CHINA’S SUN PAPER

SIGNATURES

Date January 24, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY CLOSE TO EUR 35 MILLION PAPER MACHINE TO CHINA’S SUN
PAPER

(Helsinki, Finland, January 24, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a fine paper machine to Sun Paper’s Yanzhou mill in China. The machine is scheduled to start up in September 2004, and will produce mainly offset paper. The total value of the order is close to EUR 35 million. The current order is the fourth paper or board machine order from Sun Paper to Metso in the past two years.

Sun Paper’s Yanzhou mill is located in the eastern province of Shandong. The paper machine now ordered will be delivered in co-operation with Metso’s Chinese joint venture, Valmet-Xian. The machine will have a trim width of 4.9m and a drive speed of 1,300 m/min. In addition to offset grades, the machine will produce copy and bible paper grades. The main basis weight will be 70 gsm. Metso Automation will supply the quality control system for the machine. Metso’s delivery will also include auxiliary equipment and systems, installation supervision, start-up assistance and training.

Metso Paper has delivered a board machine to the Yanzhou mill in 2001, and is currently supplying a new board machine to the mill. In addition, Metso Paper is currently supplying a White Lined Chipboard (WLC) machine to Dongguan Jian Hui Paper Company Ltd., which is partly owned by Sun Paper.

Sun Paper is the largest privately owned paper industry company in China. It was founded by the current chairman, Mr. Li Hong Xin, in 1982, and started operation with a capacity of 1 ton per day. Currently the company runs 11 paper machines and 6 board machines with combined annual capacity of approximately 600,000 tons. After the start up of the two new machines in Yanzhou, the company’s annual capacity will rise to approximately 1 million tons.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Bertel Karlstedt, President, Paper Making Lines, Metso Paper
Tel. +358 40 5533 859

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso
Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso
USA, Inc.,
tel. +1 617 369 7850.